                      Morgan Stanley
                      Charter Series

      July 2002
      Monthly Report

This Monthly Report supplements the Charter Funds' Prospectus dated July 29,
2002.

                                                        Issued: August 30, 2002

[LOGO] Morgan Stanley

MORGAN STANLEY CHARTER SERIES

HISTORICAL FUND PERFORMANCE

Presented below is the percentage change in Net Asset Value per Unit from the start of every calendar year each Fund has traded. Also provided is the inception-to-date return and the annualized return since inception for each Fund. Past performance is not necessarily indicative of future results.

                                                                                        INCEPTION-
                                                                                         TO-DATE   ANNUALIZED
                            1994    1995 1996 1997 1998   1999    2000   2001    2002     RETURN     RETURN
FUND                         %       %    %    %    %      %       %      %       %         %          %
-------------------------------------------------------------------------------------------------------------
Charter MSFCM............   (7.3)   21.9 4.0  26.2 5.1    (9.2)   23.8  (3.3)    23.8     109.4       9.2
                          (10 mos.)                                            (7 mos.)
-------------------------------------------------------------------------------------------------------------
Charter Graham...........    --      --  --    --  --      2.9    22.0   9.7     21.6      67.5      16.3
                                                        (10 mos.)              (7 mos.)
-------------------------------------------------------------------------------------------------------------
Charter Millburn.........    --      --  --    --  --     (7.2)   12.1  (11.3)   19.5      10.3       2.9
                                                        (10 mos.)              (7 mos.)
-------------------------------------------------------------------------------------------------------------
Charter Welton...........    --      --  --    --  --    (10.7)   (8.2) (13.0)   4.6      (25.4)     (8.2)
                                                        (10 mos.)              (7 mos.)
-------------------------------------------------------------------------------------------------------------

DEMETER MANAGEMENT CORPORATION

c/o Managed Futures Department
825 Third Avenue, 8th Floor
New York, NY 10022
Telephone (201) 209-8400

Morgan Stanley Charter Series
Monthly Report
July 2002

Dear Limited Partner:
 The Net Asset Value per Unit for each of the four Morgan Stanley Charter Funds as of July 31, 2002 was as follows:

FUND                                N.A.V.               % CHANGE FOR MONTH
--------------------------------------------------------------------------------
Charter MSFCM                       $20.94                      3.77%
--------------------------------------------------------------------------------
Charter Graham                      $16.75                     15.92%
--------------------------------------------------------------------------------
Charter Millburn                    $11.03                      7.18%
--------------------------------------------------------------------------------
Charter Welton                      $ 7.46                      2.34%
--------------------------------------------------------------------------------

 Detailed performance information for each Fund is located in the body of the financial report. For each Fund, we provide a trading results by sector chart that portrays trading gains and trading losses for the previous month and year-to-date in each sector in which the Fund participates.

 The trading results by sector charts indicate the monthly and year-to-date composite percentage returns generated by the specific assets dedicated to trading within each market sector in which each Fund participates. Please note that there is not an equal amount of assets in each market sector, and the specific allocations of assets by a Fund to each sector will vary over time within a predetermined range. Below each chart is a description of the factors that influenced trading gains and trading losses within each Fund during the previous month.

 In April, 2002, the proposed entitlement with regard to the Sumitomo Copper class action litigation was unofficially approved by the court. Under the terms of the proposed entitlement, Charter MSFCM would receive approximately $261,306 (which currently amounts to $0.09 per Unit). The parties have stated that they are seeking to make such distribution in the near future, but this timetable is still provisional and the Fund has no assurances yet when such distribution will actually be made. Any amount ultimately received will be accounted for in the period received, for the benefit of the limited partners at the date of receipt.

 Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation c/o Managed Futures Department, 825 Third Avenue, 8th Floor, New York, NY 10022 or your Morgan Stanley Financial Advisor.

 I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

Sincerely,
/s/ Robert E. Murray
Robert E. Murray
Chairman
Demeter Management Corporation
General Partner

CHARTER MSFCM

                                    [CHART]

                  Month ended           YTD ended
                 July 31, 2002        July 31, 2002
                 -------------        -------------
Currencies         (1.13)%               17.72%
Interest Rates      7.00%                12.78%
Stock Indices       0.26%                 0.14%
Energies           (1.04)%                1.05%
Metals              0.16%                (2.77)%


Note: Reflects trading results only and does not include fees or interest income.

FACTORS INFLUENCING MONTHLY TRADING GAINS:
.. In the global interest rate futures markets, gains were recorded from long positions in European and U.S. interest rate futures as prices trended higher, drawing strong support from falling equity prices and increased economic uncertainty.

FACTORS INFLUENCING MONTHLY TRADING LOSSES:
.. In the currency markets, losses were recorded from long positions in the Swedish krona and the euro as the value of these currencies reversed lower relative to the U.S. dollar amid repatriation by U.S. companies. Additional losses were recorded from long euro/British pound crossrate positions as the value of the euro decreased versus most major currencies.

.. In the energy futures markets, losses were recorded from long positions in crude oil futures as prices moved without consistent direction.

CHARTER GRAHAM

                                    [CHART]

                  Month ended           YTD ended
                 July 31, 2002        July 31, 2002
                 -------------        -------------
Currencies         (0.97)%               16.20%
Interest Rates     13.72%                 8.91%
Stock Indices       5.50%                 4.38%
Energies            0.02%                (2.48)%
Metals             (1.59)%               (2.41)%
Agriculturals       1.14%                 2.63%

Note: Reflects trading results only and does not include fees or interest income.


FACTORS INFLUENCING MONTHLY TRADING GAINS:
.. In the global interest rate futures markets, gains were recorded from long positions in European and U.S. interest rate futures as prices trended higher, drawing strong support from falling equity prices and increased economic uncertainty.

.. Short positions in U.S. and European stock index futures were profitable as prices finished the month lower amid suspicions regarding corporate accounting practices and skepticism regarding a global economic recovery.

.. Grain prices trended higher on fears that continued hot-dry weather may have adversely affected crops in the U.S. midwest, resulting in gains from long positions in corn and wheat futures.

FACTORS INFLUENCING MONTHLY TRADING LOSSES:
.. In the metals futures markets, losses were recorded from previously established long positions in copper, nickel and zinc futures, as prices reversed lower on fears that increased economic uncertainty may reduce demand for industrial metals.

.. In the currency markets, losses were recorded from long positions in most major currencies as the value of these currencies reversed lower relative to the U.S. dollar due to an emphasis on a "strong dollar" policy by the Bush Administration and repatriation activity by U.S. companies.

CHARTER MILLBURN

                                    [CHART]


                  Month ended           YTD ended
                 July 31, 2002        July 31, 2002
                 -------------        -------------
Currencies         (0.92)%                14.44%
Interest Rates      6.91%                 10.58%
Stock Indices       1.26%                  0.89%
Energies           (0.07)%                (0.30)%
Metals              0.33%                 (0.03)%
Agriculturals       0.32%                 (2.58)%

Note: Reflects trading results only and does not include fees or interest income.

FACTORS INFLUENCING MONTHLY TRADING GAINS:
.. In the global interest rate futures markets, gains were recorded from long positions in European and U.S. interest rate futures as prices trended higher, drawing strong support from falling equity prices and increased economic uncertainty.

.. Short positions in U.S. and European stock index futures were profitable as prices finished the month lower amid suspicions regarding corporate accounting practices and skepticism regarding a global economic recovery.

FACTORS INFLUENCING MONTHLY TRADING LOSSES:
.. In the currency markets, losses were recorded from long positions in the euro and Japanese yen as the value of these currencies reversed lower relative to the U.S. dollar late in the month due to an emphasis on a "strong dollar" policy by the Bush Administration and repatriation activity by U.S. companies.

CHARTER WELTON

                                    [CHART]

                  Month ended           YTD ended
                 July 31, 2002        July 31, 2002
                 -------------        -------------
Currencies         (4.00)%                3.97%
Interest Rates      7.07%                16.76%
Stock Indices       0.43%                (7.80)%
Energies           (0.11)%               (4.03)%
Metals             (1.00)%               (0.66)%
Agriculturals       0.20%               (0.11)%

Note: Reflects trading results only and does not include fees or interest income.

FACTORS INFLUENCING MONTHLY TRADING GAINS:
.. In the global interest rate futures markets, gains were recorded from long positions in European and U.S. interest rate futures as prices trended higher, drawing strong support from falling equity prices and increased economic uncertainty.

.. Gains were recorded from short positions in Asian stock index futures as prices declined due to skepticism regarding a global economic recovery.

FACTORS INFLUENCING MONTHLY TRADING LOSSES:
.. Losses were recorded from long euro/Japanese yen crossrate positions as the value of the euro decreased versus most major currencies during the latter half of the month. Additional losses were recorded from long positions in most major currencies, as the value of these currencies continued to weaken relative to the U.S. dollar due to an emphasis on a "strong dollar" policy by the Bush Administration and repatriation activity by U.S. companies.

.. Long positions in gold futures resulted in losses as prices reversed lower amidst an unexpected rally in U.S. equities and strength in the U.S. dollar late in the month.

MORGAN STANLEY CHARTER SERIES

STATEMENTS OF OPERATIONS
FOR THE MONTH ENDED JULY 31, 2002  (UNAUDITED)

                                  MORGAN STANLEY             MORGAN STANLEY            MORGAN STANLEY
                                CHARTER MSFCM L.P.        CHARTER GRAHAM L.P.       CHARTER MILLBURN L.P.
                             ------------------------- -------------------------- -------------------------
                                        PERCENTAGE OF              PERCENTAGE OF             PERCENTAGE OF
                                        JULY 1, 2002               JULY 1, 2002              JULY 1, 2002
                                          BEGINNING                  BEGINNING                 BEGINNING
                              AMOUNT   NET ASSET VALUE   AMOUNT   NET ASSET VALUE  AMOUNT   NET ASSET VALUE
                             --------- --------------- ---------- --------------- --------- ---------------
                                $             %            $             %           $             %
REVENUES
Trading profit (loss):
  Realized                   1,917,308      3.33        7,820,371      12.18        770,571      2.21
  Net change in unrealized   1,106,904      1.93        3,597,387       5.60      1,939,769      5.56
                             ---------      ----       ----------      -----      ---------      ----
   Total Trading Results     3,024,212      5.26       11,417,758      17.78      2,710,340      7.77
Interest income (Note 2)        82,152       .14          102,723        .16         49,582       .14
                             ---------      ----       ----------      -----      ---------      ----
   Total Revenues            3,106,364      5.40       11,520,481      17.94      2,759,922      7.91
                             ---------      ----       ----------      -----      ---------      ----
EXPENSES
Incentive fees (Note 2 & 3)    520,987       .91          830,200       1.29         --           --
Brokerage fees (Note 2)        323,442       .56          361,132        .56        196,222       .56
Management fees (Note 2 & 3)    95,835       .16          107,002        .17         58,140       .17
                             ---------      ----       ----------      -----      ---------      ----
   Total Expenses              940,264      1.63        1,298,334       2.02        254,362       .73
                             ---------      ----       ----------      -----      ---------      ----
NET INCOME                   2,166,100      3.77       10,222,147      15.92      2,505,560      7.18
                             =========      ====       ==========      =====      =========      ====

                                   MORGAN STANLEY
                                CHARTER WELTON L.P.
                             -------------------------
                                         PERCENTAGE OF
                                         JULY 1, 2002
                                           BEGINNING
                               AMOUNT   NET ASSET VALUE
                             ---------  ---------------
                                 $             %
REVENUES
Trading profit (loss):
  Realized                   1,219,019        7.80
  Net change in unrealized    (763,978)      (4.89)
                             ---------       -----
   Total Trading Results       455,041        2.91
Interest income (Note 2)        24,822         .16
                             ---------       -----
   Total Revenues              479,863        3.07
                             ---------       -----
EXPENSES
Incentive fees (Note 2 & 3)      --            --
Brokerage fees (Note 2)         87,868         .56
Management fees (Note 2 & 3)    26,036         .17
                             ---------       -----
   Total Expenses              113,904         .73
                             ---------       -----
NET INCOME                     365,959        2.34
                             =========       =====

MORGAN STANLEY CHARTER SERIES

STATEMENTS OF CHANGES IN NET ASSET VALUE
FOR THE MONTH ENDED JULY 31, 2002  (UNAUDITED)

                                                        MORGAN STANLEY                      MORGAN STANLEY
                                                      CHARTER MSFCM L.P.                  CHARTER GRAHAM L.P.
                                              ----------------------------------- -----------------------------------
                                                  UNITS        AMOUNT    PER UNIT     UNITS        AMOUNT    PER UNIT
                                              -------------  ----------  -------- -------------  ----------  --------
                                                                 $          $                        $          $
Net Asset Value, July 1, 2002                 2,849,615.552  57,500,741   20.18   4,442,749.046  64,201,236   14.45
Net Income                                          --        2,166,100     .76         --       10,222,147    2.30
Redemptions                                     (28,911.745)   (605,412)  20.94     (46,254.361)   (774,761)  16.75
Subscriptions                                   136,861.531   2,865,881   20.94     226,820.749   3,799,248   16.75
                                              -------------  ----------           -------------  ----------
Net Asset Value, July 31, 2002                2,957,565.338  61,927,310   20.94   4,623,315.434  77,447,870   16.75
                                              =============  ==========           =============  ==========

                                                        MORGAN STANLEY                      MORGAN STANLEY
                                                     CHARTER MILLBURN L.P.                CHARTER WELTON L.P.
                                              ----------------------------------- -----------------------------------
                                                  UNITS        AMOUNT    PER UNIT     UNITS        AMOUNT    PER UNIT
                                              -------------  ----------  -------- -------------  ----------  --------
                                                                 $          $                        $          $
Net Asset Value, July 1, 2002                 3,390,960.439  34,883,921   10.29   2,143,772.534  15,621,051    7.29
Net Income                                          --        2,505,560     .74         --          365,959     .17
Redemptions                                     (48,998.213)   (540,450)  11.03     (77,820.699)   (580,542)   7.46
Subscriptions                                    92,067.541   1,015,505   11.03      16,683.512     124,459    7.46
                                              -------------  ----------           -------------  ----------
Net Asset Value, July 31, 2002                3,434,029.767  37,864,536   11.03   2,082,635.347  15,530,927    7.46
                                              =============  ==========           =============  ==========

  The accompanying notes are an integral part of these financial statements.

MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(unaudited)

--------------------------------------------------------------------------------
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
ORGANIZATION. Morgan Stanley Charter MSFCM L.P. ("Charter MSFCM"), Morgan Stanley Charter Graham L.P. ("Charter Graham"), Morgan Stanley Charter Millburn L.P. ("Charter Millburn"), and Morgan Stanley Charter Welton L.P. ("Charter Welton"), (individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage primarily in the speculative trading of futures contracts, options on futures contracts and forward contracts on physical commodities and other commodity interests, including foreign currencies, financial instruments, metals, energy and agricultural products (collectively, "futures interests").
  The general partner for each Partnership is Demeter Management Corporation ("Demeter"). The non-clearing commodity broker is Morgan Stanley DW, Inc. ("Morgan Stanley DW"). The clearing commodity brokers for the Partnerships are Morgan Stanley & Co. Inc. ("MS & Co.") and Morgan Stanley & Co. International Limited ("MSIL"). The trading advisor for Charter MSFCM is Morgan Stanley Futures & Currency Management Inc. ("MSFCM"). Demeter, Morgan Stanley DW, MS & Co., MSIL and MSFCM are wholly-owned subsidiaries of Morgan Stanley.
  Effective June 20, 2002, Morgan Stanley Dean Witter & Co. changed its name to Morgan Stanley.
  Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by Demeter and the Limited Partners based on their proportional ownership interests.

MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(continued)


USE OF ESTIMATES. The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

REVENUE RECOGNITION. Futures interests are open commitments until settlement date. They are valued at market on a daily basis and the resulting net change in unrealized gains and losses is reflected in the change in unrealized profit
(loss) on open contracts from one period to the next in the statements of operations. Monthly, Morgan Stanley DW credits each Partnership with interest income on 100% of its average daily funds held at Morgan Stanley DW. In addition, Morgan Stanley DW credits each Partnership with 100% of the interest income Morgan Stanley DW receives from MS & Co. and MSIL with respect to such Partnership's assets deposited as margin. The interest rates used are equal to that earned by Morgan Stanley DW on its U.S. Treasury bill investments. For purposes of such interest payments Net Assets do not include monies due the Partnerships on forward contracts and other futures interests, but not actually received.

NET INCOME (LOSS) PER UNIT. Net income (loss) per unit of limited partnership interest ("Unit(s)") is computed using the weighted average number of Units outstanding during the period.

MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(continued)


BROKERAGE AND RELATED TRANSACTION FEES AND COSTS. Effective May 1, 2002, each Partnership pays a flat-rate monthly brokerage fee of 1/12 of 6.75% of the Partnership's Net Assets as of the first day of each month (a 6.75% annual rate), reduced from 1/12 of 7% charged in previous months (a 7% annual rate). Such fees currently cover all brokerage commissions, transaction fees and costs and ordinary administrative and offering expenses.

OPERATING EXPENSES. Each Partnership incurs monthly management fees and may incur incentive fees. All common administrative and continuing offering expenses including legal, auditing, accounting, filing fees and other related expenses are borne by Morgan Stanley DW through the brokerage fees paid by the Partnerships.

INCOME TAXES. No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

DISTRIBUTIONS. Distributions, other than redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

CONTINUING OFFERING. Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit at monthly closings held as of the last day of each month. No selling commissions or charges related to the continuing offering of Units will be paid by the Limited Partners or the Partnerships. Morgan Stanley DW will pay all such costs.

MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(continued)


REDEMPTIONS. Limited Partners may redeem some or all of their Units as of the last day of the sixth month following the closing at which a person first becomes a Limited Partner. Redemptions may only be made in whole Units, with a minimum of 100 Units required for each redemption, unless a Limited Partner is redeeming his entire interest in the Partnership.
  Units redeemed on or prior to the last day of the twelfth month from the date of purchase will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month from the date of purchase will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twenty-fourth month from the date of purchase will not be subject to a redemption charge. The foregoing redemption charges are paid to Morgan Stanley DW.

EXCHANGES. On the last day of the first month which occurs more than 180 days after a person first becomes a Limited Partner in any of the Partnerships, and at the end of each month thereafter, Limited Partners may transfer their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreements) without paying additional charges.

DISSOLUTION OF THE PARTNERSHIP. Charter MSFCM will terminate on December 31, 2025 and Charter Graham, Charter Millburn and Charter Welton will terminate on December 31, 2035 or at an earlier date if certain conditions occur as defined in each Partnership's Limited Partnership Agreement.

MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(continued)


--------------------------------------------------------------------------------
2. RELATED PARTY TRANSACTIONS
Each Partnership pays brokerage fees to Morgan Stanley DW as described in Note
1. Each Partnership's cash is on deposit with Morgan Stanley DW, MS & Co. and MSIL in futures interests trading accounts to meet margin requirements as needed. Morgan Stanley DW pays interest on these funds as described in Note 1.
  Charter MSFCM pays management and incentive fees (if any) to MSFCM.

--------------------------------------------------------------------------------
3. TRADING ADVISORS
Demeter, on behalf of Charter MSFCM, Charter Graham, Charter Millburn and Charter Welton, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors are as follows:

Morgan Stanley Charter MSFCM L.P.
  Morgan Stanley Futures & Currency Management Inc.

Morgan Stanley Charter Graham L.P.
  Graham Capital Management L.P.

Morgan Stanley Charter Millburn L.P.
  Millburn Ridgefield Corporation

Morgan Stanley Charter Welton L.P.
  Welton Investment Corporation

MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(concluded)


Compensation to the trading advisors by the Partnerships consists of a management fee and an incentive fee as follows:

MANAGEMENT FEE. Each Partnership pays a flat-rate monthly fee of 1/12 of 2% of the Net Assets under management by each trading advisor as of the first day of each month (a 2% annual rate).

INCENTIVE FEE. Each Partnership's incentive fee is equal to 20% of trading profits, paid on a quarterly basis for Charter MSFCM, and paid on a monthly basis for Charter Graham, Charter Millburn and Charter Welton.
  Trading profits represent the amount by which profits from futures, forwards and options trading exceed losses after brokerage and management fees are deducted. When a trading advisor experiences losses with respect to Net Assets as of the end of a calendar month, or calendar quarter with respect to Charter MSFCM, the trading advisor must earn back such losses before that trading advisor is eligible for an incentive fee in the future.

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